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ANNU

cessing
Section
MAR 02 2021
Washington DC
413

SEC FILE NUMBER
8 - 69562

FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bankers Life Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 East Wacker Drive, 19th Floor
(No. and Street)

Chicago	IL	60601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clark B. Tucker (205) 721-0507
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLP
(Name -- *if individual, state last, first, middle name*)

1 North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cheryl Heilman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bankers Life Securities, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

TINEKA D HOLLINS
Official Seal
Notary Public - State of Illinois
My Commission Expires Jun 8, 2022

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss)
- [ ] (d) Statement of Changes in Financial Condition
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption from SEA Rule 15c3-3

Bankers Life Securities, Inc.

Statement of Financial Condition

As of December 31, 2020

Bankers Life Securities, Inc.

Table of Contents

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Bankers Life Securities, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Bankers Life Securities, Inc. (the "Company") as of December 31, 2020, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Chicago, Illinois
February 26, 2021

We have served as the Company's auditor since 2015.

PricewaterhouseCoopers LLP, One North Wacker Drive, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

Bankers Life Securities, Inc.
Statement of Financial Condition
December 31, 2020

Assets:	
Cash	$ 2,153,389
Receivable from clearing broker	519,547
Commissions receivable	214,382
Receivables from registered representatives, net	154,699
Prepaid expenses	354,812
Income tax assets, net	222,912
Other assets	39,427
Total assets	$ 3,659,168
Liabilities:	
Accrued registered representative commissions	$ 433,853
Accrued expenses and other liabilities	285,543
Payables to affiliates	919,974
Total liabilities	$ 1,639,370
Stockholder's equity:	
Common stock, par value of $0.01 per share; 1,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	18,933,617
Accumulated deficit	(16,913,820)
Total stockholder's equity	2,019,798
Total liabilities and stockholder's equity	$ 3,659,168

The accompanying notes are an integral part of the statement of financial condition.

1. Business

Bankers Life Securities, Inc. (the "Company") was incorporated on July 31, 2014 and is a wholly-owned subsidiary of CDOC, Inc. ("CDOC"). CDOC is a wholly-owned subsidiary of CNO Financial Group, Inc. ("CNO"). CNO is a holding company for a group of insurance companies operating throughout the United States.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), and securities commissions in multiple states. The Company was formed for the purpose of offering unaffiliated equity securities and other unaffiliated registered investment products to customers of Bankers Life and Casualty Company ("BLC"), an affiliate of the Company and an indirect wholly-owned subsidiary of CNO. The Company's registration was approved by FINRA on August 19, 2015.

2. Significant Accounting Policies

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results may differ from these estimates.

Adopted Accounting Standards

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. The impact of adopting the new standard was immaterial to the financial statements of the Company as of December 31, 2020.

Cash

The Company holds cash in a financial institution in excess of the FDIC insured limits. The Company periodically reviews the financial condition of the financial institution to assess the credit risk.

Receivable from clearing broker

The receivable from clearing broker includes commissions from the sale of mutual funds, variable annuities and other exchange-listed securities and cash on deposit. Because most trades are settled within a few days, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. As such, credit losses on amounts due from the clearing broker would be immaterial and no allowance was recorded. The Company continually reviews the credit quality of its counterparties.

Commissions receivable

Commissions receivable consist of amounts owed to the Company resulting from the sale of certain mutual funds and variable annuities which are transacted directly with the mutual fund or insurance company. The Company's commissions and trailing commissions are settled on a monthly/quarterly basis with counterparties. The amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company has not experienced a default with the counterparties. As of December 31, 2020, risk of default is considered remote, therefore the allowance for credit losses on commissions and trailing receivable was deemed immaterial.

Receivables from Registered Representatives, Net

Receivables from registered representatives consists primarily of unpaid fees and agent advances. Outstanding receivables are evaluated for collectability based on credit quality indicators and the historical recovery rate on similar outstanding receivables. Based on this review process, the Company held an allowance for uncollectible amounts of $80,000 against the outstanding receivable balance as of December 31, 2020. The intent is that these advances and unpaid fees will be repaid from future commissions collected or the registered representative. These accounts are reserved at 100% if the representative has terminated employment and the advance repayment is in question. Loss history is used to estimate the reserve required for the actively employed representatives.

Commission revenue

Through its clearing broker, the Company buys and sells securities on behalf of its brokerage customers and charges a commission to the brokerage customer. The commission and any related clearing expenses incurred by the Company are recorded on a trade-date basis as transactions occur. The Company believes its performance obligation is satisfied on the trade date since the security is specifically identified, the price is agreed upon and the risks and rewards of ownership have been transferred to or from the brokerage customer.

The Company has entered into distribution agreements with various mutual funds and variable annuity carriers to distribute shares to an investing customer. The Company earns distribution fees paid by the fund or carrier up front, over time, upon the investing customer's exit from the fund, or a combination thereof. The Company believes its performance obligation is satisfied on the trade date of the shares to the investing customer. Fixed distribution fees based on specified rates and the amount invested are recognized on this trade date. Variable distribution fees are earned at specified intervals based on the value of the investing customer's remaining shares. Given the uncertainty as to the value of the shares at future points in time as well as the length of time the investing customer will remain in the investment, both of which are outside the Company's control, the Company believes recognition of variable distribution fee revenue is constrained until the market value of the fund and the investing customer's activities are known, which is generally monthly or quarterly.

Other income

Other income primarily includes fees charged to registered representatives for affiliation and transaction fees. The Company provides certain technology and other services to assist the registered representatives in the sale of securities, mutual funds and variable annuities, which fulfills the Company's performance obligation. The technology and other services are available to the registered representative on a continuous basis as long as the registered representative remains with the Company. Based on the uncertainty related to the length of time the registered representative will remain with the Company, revenue is recognized in the month the fee is billed to the registered representative as the uncertainty is resolved at that point in time.

Transactions fees are charged to the registered representatives based on the trade date as securities are bought or sold in brokerage accounts. The Company believes its performance obligation is satisfied on the trade date since the security is specifically identified and the price of the transaction is agreed upon.

Other income also includes other charges to the registered representatives and interest income.

Unpaid fees are included in receivables from registered representatives on the accompanying statement of financial condition and are evaluated for collectability. As of December 31, 2020, the Company held an allowance for uncollectible amounts of $80,000.

Commission expense

Commission expense related to securities and mutual fund transactions is reported on the trade date basis of accounting. Commission expense for trail commissions is reported when related revenue is earned.

Brokerage and Clearing Fees

Brokerage and clearing fees are paid to the Company's clearing broker for the services it provides.

Regulatory Fees and Expenses

Regulatory fees and expenses consist of annual assessments made by regulators, exam fees and licensing fees.

Fair Value

The Company's financial assets and liabilities are carried at fair value or contracted amounts which approximate fair value. The Company's assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchy levels are related to the amount of subjectivity associated with the inputs to determine fair value of these assets and are as follows:

Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2 - Quoted prices for inactive markets or valuation techniques that require observable direct or indirect inputs for substantially the full term of the asset or liability.

Level 3 - Prices or valuation techniques with unobservable inputs significant to the overall fair value estimate.

The Company has no financial assets or liabilities classified as Level 2 or Level 3.

The Company's financial instruments consist primarily of cash, receivables, and accounts payable. The carrying values of these financial instruments approximate fair value because of the short-term nature of these instruments.

3. Regulatory Requirements

Pursuant to the SEC net capital rule, Rule 15c3-1(a)(2)(vi), the Company is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3 percent of aggregate indebtedness, as defined. At December 31, 2020, net capital was $1,175,648 or $925,648 greater than the minimum requirement. The ratio of aggregate indebtedness to net capital was 1.39 to 1.

The Company claims an exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(ii) of that rule. The Company is also subject to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 for business

activities related to: 1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and 2) providing other services unrelated to customer funds or securities such as suitability reviews to its affiliates and technology platforms to its registered representatives.

4. Transactions with Affiliates

The Company is included in a management services agreement with BLC and CNO Services, LLC ("Services"), a wholly owned subsidiary of CNO. Pursuant to this agreement, the Company is provided administrative services such as bookkeeping, financial, human resources and information technology services by Services. The Company is charged rent by BLC for its home office space and any branch office locations. As of December 31, 2020, $205,721 was unpaid and included in payables to affiliates on the statement of financial condition.

As a matter of administrative convenience, Services pays for a significant portion of the direct expenses of the Company, such as payroll and general expenses. The Company reimburses Services for these direct expenses. As of December 31, 2020, $361,418 was unpaid and included in payables to affiliates on the statement of financial condition.

BLC issues commission payments to the Company's registered representatives under a paymaster agreement. As of December 31, 2020, the Company owed BLC $482,083 for commission payments issued but not yet reimbursed by the Company which is included in payables to affiliates on the statement of financial condition.

The Company's sales of variable annuity products are executed under a networking agreement with its affiliate, Bankers Life Securities General Agency, Inc., a wholly owned subsidiary of CNO. The Company reflects the commission revenue from variable annuity carriers as a component of revenue. Ten percent of the remaining margin after payment to the registered representatives is paid to Bankers Life Securities General Agency, Inc. and is included in other expenses. During 2020, the Company incurred expenses related to the networking agreement, of which $11,527 was unpaid at December 31, 2020, and included in payables to affiliates on the statement of financial condition.

The Company entered into a services agreement with BLC whereby the Company, as a registered broker-dealer under the 1934 Act, uses its security-licensed resources to review and provide recommendations to BLC agents to satisfy the required standard of care for securities-based transactions. Under the agreement, the Company will use its current guidelines to assess whether a recommended liquidation of securities product to purchase a BLC product is in conformity with the applicable standard of care under current securities regulations. The terms were further amended in 2020 to permit amounts due to either party under the agreement to be netted with or against any other amounts payable from, or owed to, such party under the terms of any other agreement in effect between the Company and BLC. The Company is compensated by BLC per policy transaction reviewed of which $140,775 was receivable from BLC at December 31, 2020.

In 2020, the Company received capital contributions from CDOC of $2,450,000.

The Company has experienced net losses and negative cash flows from operating activities in recent periods. Accordingly, CDOC has entered into a letter agreement with the Company, whereby it has committed to make sufficient capital contributions to the Company to maintain the Company's net capital above the required minimum net capital under SEC Rule 15c3-1(a)(2)(vi) or as otherwise required by FINRA. The agreement will remain in full force and effect until it is modified or terminated; provided, however, that any modification will not result in the net capital of the Company falling below the required minimum net capital or cause a capital deficiency.

5. Income Taxes

Pursuant to a tax sharing agreement with CNO, the Company is included in CNO's consolidated federal income tax return and certain state income tax returns. Under the agreement, income tax is calculated on a separate return basis and settled quarterly. In the event a loss is utilized in the consolidated return, the loss member is reimbursed subject to certain modifications. As of December 31, 2020, the Company had a receivable of $206,961 due from affiliates for losses utilized in the consolidated return. As of December 31, 2020, the Company had a deferred tax asset of $15,951 related to timing differences.

The Company has evaluated its tax positions and has concluded that no unrecognized tax benefits should be recognized in the Company's financial statements related to CNO's open tax years (2016 through 2020). The Company is not aware of any tax positions for which it is reasonably possible that the total amount of unrecognized tax benefits will change materially in the next twelve months.

6. Commitments and Contingencies

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties which may provide for general or specific indemnifications. Such contracts include an agreement with a clearing broker-dealer which indemnifies them against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company's exposure under contracts containing such general or specific indemnifications is not currently known as any such exposure would be based on future claims which could be made against the Company. There have been no such claims since the inception of the Company. Management does not anticipate any such claims and expects any risk of loss to be remote.

Pursuant to an agreement between the Company and a clearing broker-dealer, the Company will be required to pay a termination fee in the event either party terminates the agreement. The amount of the termination fee is as follows: $500,000 if terminated prior to April 2022; $350,000 if terminated prior to April 2023 and $250,000 thereafter.

As a registered broker-dealer, the Company may be engaged in securities related litigation and other regulatory matters in the normal course of its operations. The status of these legal actions and other regulatory matters is actively monitored by management. If management believed, based on available information, that an adverse outcome upon resolution of a given legal action or other regulatory matter was probable and the amount of that adverse outcome was reasonable to estimate, a loss would be recognized, and a related liability recorded. No such material liabilities were recorded by the Company at December 31, 2020.

Legal actions and other regulatory matters are subject to inherent uncertainties, and future events could change management's assessment of the probability or estimated amount of potential losses from pending or threatened legal actions and other regulatory matters.

Based on available information, it is the opinion of management that the ultimate resolution of pending or threatened legal actions, both individually and in the aggregate, will not result in losses having a material effect on the Company's financial condition at December 31, 2020 or results of operations for the period then ended.

7. Market and Credit Risks

Mutual fund and variable annuity commissions and other fees are vulnerable to adverse market performance and related client behavior. These commissions and fees may also be adversely affected by changes in the regulatory environment.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

8. Subsequent Events

Management has evaluated subsequent events through February 26, 2021, the date the statement of condition was available to be issued. No material subsequent events have occurred which would require an adjustment or disclosure.

pwc

Report of Independent Accountants

To Management and the Board of Directors of Bankers Life Securities, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Banker's Life Securities, Inc. and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Bankers Life Securities, Inc. for the year ended December 31, 2020, solely to assist the specified parties in evaluating Bankers Life Securities, Inc. 's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for Bankers Life Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2D of Form SIPC-7 with the respective cash disbursement records entries, as follows:

    a. Payment dated July 24, 2020 in the amount of $409 reported on line 2B was compared to the SIPC-6 wire support and the bank statement for July 2020, provided by Jill Perdomo, Senior Accountant, noting no differences. The wire associated with the transfer is #33776.

    b. Payment dated February 22, 2021 in the amount of $353 reported on line 2D was compared to SIPC-7 wire support, provided by Jill Perdomo, Senior Accountant, noting no differences. The wire associated with the transfer is #43396.

2. Compared the Total Revenue amount reported on page 3 of the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 to the Total revenue amount of $11,997,877 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2020, noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared deductions on line 2c(1), "Revenues from the distribution of shares of registered open end investment company or unit investment trust, from the sale of variable annuities from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products" of $8,559,781 to the SIPC-7 12-31-20 Tie-out" schedule, provided by Jill Perdomo, Senior Accountant, noting no differences.

pwc

b. Compared deductions on line 2c(3), "Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions" of $303,984 to the "SIPC-7 12-31-20 Tie-out" schedule provided by Jill Perdomo, Senior Accountant, noting no differences.

c. Compared deductions on line 2c(8), "Other revenue not related either directly or indirectly to the securities business" of $2,626,114 to the "SICP-7 12-31-20 Tie-out" schedule provided by Jill Perdomo, Senior Accountant, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $507,998 and $762, respectively, of the Form SIPC-7, noting no differences.

   b. Recalculated the sum of total deductions of $11,489,879 as reported on page 2, item 2(c), noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Bankers Life Securities, Inc. and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Chicago, Illinois
February 26, 2021

pwc

Report of Independent Registered Public Accounting Firm

To Management and the Board of Directors of Bankers Life Securities, Inc.

We have reviewed Bankers Life Securities, Inc.'s assertions, included in the accompanying Bankers Life Securities, Inc. Exemption Report, in which:

(1) The Company identified 17 C.F.R. §240.15c3-3 (k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (the "exemption provision").

(2) The Company stated that it met the identified exemption provision throughout the year ended December 31, 2020, except as described in its exemption report with respect to the below.

The following checks were not promptly transmitted to the clearing broker dealer as required by the guidance in paragraph (k)(2)(ii) of Rule 15c3-3:

Month	Number of Exceptions
January	334
February	278
March	477
April	318
May	286
June	342
July	352
August	271
September	336
October	384
November	287
December	356

(3) The Company stated that it is also filing its Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: 1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and 2) providing other services unrelated to customer funds or securities such as suitability reviews to its affiliates and technology platforms to its registered representatives, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2020, except as described in its exemption report with respect to the below.

PricewaterhouseCoopers LLP, One North Wacker Drive, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

pwc

The following checks were not promptly transmitted to the issuer:

Month	Number of Exceptions
January	0
February	1
March	4
April	0
May	0
June	0
July	1
August	2
September	0
October	0
November	0
December	4

The Company's management is responsible for the assertions and for compliance with the identified exemption provision and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended December 31, 2020.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3 and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

PricewaterhouseCoopers LLP

Chicago, Illinois
February 26, 2021

Bankers Life Securities, Inc.
Exemption Report

Bankers Life Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2):(ii).

(2) The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2020, except as described below.

The following checks were not promptly transmitted to the clearing broker dealer as required by the guidance in paragraph (k)(2)(ii) of Rule 15c3-3:

Month	Number of Exceptions
January	334
February	278
March	477
April	318
May	286
June	342
July	352
August	271
September	336
October	384
November	287
December	356

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3)

throughout the most recent fiscal year, except as described below. The Company provides other services unrelated to customer funds or securities such as suitability reviews to its affiliates and technology platforms to its registered representatives.

The following checks were not promptly transmitted to the issuer:

Month	Number of Exceptions
January	0
February	1
March	4
April	0
May	0
June	0
July	1
August	2
September	0
October	0
November	0
December	4

Bankers Life Securities, Inc.

I, Cheryl Heilman, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: DocuSigned by: Cheryl Heilman
83CEA6A6DF8546B...

Title: President

Date: 2/26/2021